SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          e-Auction Global Trading Inc.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                  David Hackett
                             Chief Financial Officer
                         220 King Street West, Suite 200
                             Toronto, Canada M5H 1K4
                         Telephone Number: 416-214-1587

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

               Luc Schelfhout
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                       Belgium


--------------------------------------------------------------------------------

                      7.       Sole Voting Power                  1,818,182
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                        0
By Each               ----------------------------------------------------------
Reporting
Person With           9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power       3,636,364 (*)
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               3,636,364
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                                                 5.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    IN

--------------------

* The Reporting Person and his spouse, Hilde de Laet, each own 1,818,182 shares of Common Stock. However, it can be argued that each party beneficially owns all 3,636,364 shares of the Common Stock. Both the Reporting person and his spouse have the power to dispose of each other's 1,818,182 shares of Common Stock. However, the Reporting Person does not have the power to vote the 1,818,182 shares of stock in his spouse's name and vice versa. Because of these before mentioned implications of ownership, the Reporting Person , together with his spouse, may be deemed to be a member of a group that beneficially owns 3,636,364 shares of Common Stock, in the aggregate, representing approximately 5.5% of the outstanding shares of Common Stock.

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Hilde de Laet
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Belgium

--------------------------------------------------------------------------------

                      7.       Sole Voting Power                  1,818,182
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                        0
By Each               ----------------------------------------------------------
Reporting
Person With           9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power       3,636,364(**)
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                               3,636,364
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                                                   5.5%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)    IN


--------------------
** The Reporting Person and her spouse, Luc Schelfhout, each own 1,818,182 shares of Common Stock. However, it can be argued that each party beneficially owns all 3,636,364 shares of the Common Stock. Both the Reporting person and her spouse have the power to dispose of each other's 1,818,182 shares of Common Stock. However, the Reporting Person does not have the power to vote the 1,818,182 shares of stock in her spouse's name and vice versa. Because of these before mentioned implications of ownership, the Reporting Person , together with her spouse, may be deemed to be a member of a group that beneficially owns 3,636,364 shares of Common Stock, in the aggregate, representing approximately 5.5% of the outstanding shares of Common Stock.

ITEM 1.      SECURITY AND ISSUER.

         This statement relates to the shares of common stock, par value $.001 per share (the "Common Stock") of e-Auction Global Trading Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 220 King Street West, Suite 200, Toronto Ontario M5H 1K4.

ITEM 2.      IDENTITY AND BACKGROUND.

LUC SCHELFHOUT
--------------

         (a) This statement is being filed by Luc Schelfhout ("Luc").

         Luc, together with his spouse, Hilde de Laet, may be deemed to constitute a "group" for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b)  Bormte 204/A, Stekene, Belgium 9190

         (c) Luc is President of the Issuer's wholly-owned subsidiary, Schelfhout Computers Systems, N.V.

         (d) During the last five (5) years, Luc has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, Luc has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)   Luc is a citizen of Belgium

HILDE DE LAET
-------------

         (a) This statement is being filed by Hilde de Laet ("Hilde").

         Hilde, together with her spouse, Luc Schelfhout, may be deemed to constitute a "group" for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b)   Bormte 204/A, Stekene, Belgium 9190

         (c) Hilde is a Director of Finance for the Issuer's wholly-owned subsidiary, Schelfhout Computers Systems, N.V.

         (d) During the last five (5) years, Hilde has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, Hilde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Hilde is a citizen of Belgium


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Company issued an aggregate of 3,363,364 shares of the Common Stock to Luc and Hilde (collectively, the "Reporting Persons") pursuant to that certain Stock Purchase Agreement, dated January 7, 2000, among e-Auction Belgium N.V. ("EAB"), the Company, and each of Luc and Hilde, as stockholders of EAB, among others, (the "Purchase Agreement"), pursuant to which each of Luc and Hilde sold, and the Company acquired all of the capital stock of EAB.

ITEM 4.      PURPOSE OF THE TRANSACTION.

         Luc acquired 1,818,182 shares of Common Stock as a portion of the purchase price under the Purchase Agreement.

         Hilde acquired 1,818,182 shares of Common Stock as a portion of the purchase price under the Purchase Agreement.

         Neither Reporting Person has any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

LUC SCHELFHOUT
--------------

         (a) The calculations in this Item are based upon 65,745,915 shares of Common Stock issued and outstanding as of November 10, 2000 (based upon the issuer's quarterly report on Form 10 QSB under the Securities Exchange Act of 1934 for the quarter ended September 30, 2000 filed pursuant to the rules and regulations promulgated). For purposes thereof, Luc owns 1,818,182 shares of Common Stock of the Issuer and has the sole right to vote those shares of Common Stock. However, he also has dispositive power over all 3,636,364 shares of Common Stock (the "Shares").

         Hilde de Laet is the spouse of the Luc. Because of this relationship, Luc together with his spouse may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, Luc may be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of any or all of the shares beneficially owned by him and his spouse, for an aggregate of 3,636,364 shares of Common Stock, representing 5.5% of the outstanding shares of the Common Shares of the Issuer, in the aggregate. This calculation is based upon the 65,745,915 shares of Common Stock which were issued and outstanding on November 10, 2000.

         (b) The following information concerns the nature of beneficial ownership of the Shares:


                   Sole power to vote or direct     Shared power to dispose or
                   ----------------------------     --------------------------
                              the vote                           direct
                              --------                           ------
Name                                                       the disposition
----                                                       ---------------
Luc Schelfhout               1,818,182                         3,636,364


         (c) Luc has not affected any transactions in the Shares in the past 60 days.

         (d) No other person, than Luc and Hilde, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         (e) It is inapplicable for the purposes herein to state the date on which Luc ceased to be the owner of more than five percent (5%) of the Common Stock.

HILDE DE LAET
-------------

         (a) The calculations in this Item are based upon 65,745,915 shares of Common Stock issued and outstanding as of November 10, 2000 (based upon the issuer's quarterly report on Form 10 QSB under the Securities Exchange Act of 1934 for the quarter ended September 30, 2000 filed pursuant to the rules and regulations promulgated). For purposes thereof, Hilde owns 1,818,182 shares of Common Stock of the Issuer, and has the sole right to vote those shares of Common Stock. However she has dispositive power over all 3,636,364 shares of Common Stock (the "Shares").

         Luc Schelfhout is the spouse of Hilde. Because of this relationship, Hilde together with her spouse may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, Hilde may be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of any or all of the shares beneficially owned by her and her spouse, for an aggregate of 3,636,364 shares of Common Stock, representing 5.5% of the outstanding shares of the Common Shares of the Issuer, in the aggregate. This calculation is based upon the 65,745,915 shares of Common Stock which were issued and outstanding on November 10, 2000.

         (b) The following information concerns the nature of beneficial ownership of the Shares:

                   Sole power to vote or direct     Shared power to dispose or
                   -----------------------------    --------------------------
                              the vote                        direct
                              --------                        ------
Name                                                      the disposition
----                                                      ---------------
Hilde de Laet                1,818,182                       3,636,364


         (c) Hilde has not affected any transactions in the Shares in the past 60 days.

         (d) No other person, than Luc and Hilde, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) It is inapplicable for the purposes herein to state the date on which Hilde ceased to be the owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Item 3 and 5, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Stock Purchase Agreement, dated January 7, 2000, between e-Auction Global Trading Inc., Luc Schelfhout and Hilde de Laet, among others.


SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February  14, 2001.

                                               /s/ Luc Schelfhout
                                               -------------------------------
                                                   Luc Schelfhout

                                                /s/ Hilde de Laet
                                               -------------------------------
                                                    Hilde de Laet